Exhibit 99.1

ASX RELEASE

16 November 2022

AGM MATERIALS

Sydney, 16 November 2022 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an oncology-focused drug development company, is pleased to provide the results of the Company’s AGM, held earlier today.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in 2H CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Kazia Therapeutics Limited

Annual General Meeting

Wednesday, 16 November 2022

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of Remuneration Report	Ordinary	18,737,349 61.03%	11,787,139 38.39%	177,839 0.58%	27,022,451	19,252,815 62.03%	11,787,139 37.97%	27,022,451	Carried
2 Re-Election of Steven Coffey	Ordinary	52,294,495 89.24%	6,126,952 10.46%	178,439 0.30%	2,099,020	52,804,989 89.60%	6,126,952 10.40%	2,104,592	Carried
3 Approval of grant of Options to Dr James Garner	Ordinary	Resolution withdrawn				Resolution withdrawn			Not Applicable
4 Ratification of prior issue of ATM Shares	Ordinary	50,147,662 83.12%	10,002,735 16.58%	178,439 0.30%	370,070	50,663,728 83.51%	10,002,735 16.49%	370,070	Carried
5 Approval of Additional Placement Capacity under Listing Rule 7.1A	Special	50,006,395 83.41%	9,613,179 16.04%	327,938 0.55%	751,394	50,671,960 84.05%	9,613,179 15.95%	751,394	Carried
6 Adoption of New Constitution	Special	52,170,337 87.47%	7,279,241 12.20%	198,439 0.33%	1,050,889	52,700,831 87.86%	7,279,241 12.14%	1,056,461	Carried
7 Approval of Proportional Takeover Provisions	Special	54,531,437 90.38%	5,622,998 9.32%	178,439 0.30%	366,032	55,041,931 90.73%	5,622,998 9.27%	371,604	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

In relation to resolution 1 Adoption of Remuneration Report, as more than 25% of the votes were cast against this resolution, this constitutes a first strike for the purposes of the Corporations Act 2001 (Cth).

Resolution(s) proposed but not put to the meeting

Resolution	Reason(s) for not putting the resolution to the meeting
3 Approval of grant of Options to Dr James Garner	Resolution withdrawn prior to AGM